Exhibit 99.2

April 3, 2020	1500 Robert-Bourassa Blvd. 7th Floor Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LIMINAL BIOSCIENCES INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 29, 2020
Record Date for Voting (if applicable) :	April 29, 2020
Beneficial Ownership Determination Date :	April 29, 2020
Meeting Date :	June 08, 2020
Meeting Location (if available) :	Montreal QC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	53272L103	CA53272L1031

Sincerely,

Computershare

Agent for LIMINAL BIOSCIENCES INC